July 12, 2017

VIA ELECTRONIC TRANSMISSION

Kenneth Ellington

Accountant

U.S. Securities and Exchange Commission

Division of Investment Management
Disclosure Review Office

100 F. Street, N.E.

Washington, DC 20549

Re:	Response to Staff Comments Regarding Vertical Capital Income Fund (File Nos. 333-173872; 811-22554) September 30, 2016 Annual Report

Dear Mr. Ellington:

This correspondence is submitted in response to the Staff's comments received on June 13, 2017 related to the September 30, 2016 annual report ("Annual Report") for the Vertical Capital Income Fund (the "Registrant" or "Fund"). We have included a summary of the comments and the Registrant's responses thereto, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1. Under the Management’s Discussion of Fund Performance section, when referring to expense ratios, please include a reference to shareholder that suggests they refer to the most recent financial statements for more current expense ratios.

Response: The Registrant undertakes to include such a reference in future filings.

Comment 2. Please explain why Loan No. 200003 was previously represented as a balloon loan but is now referred to as a fixed loan.

Response: The description of this loan, which is a fixed rate balloon loan, was revised to reflect the most relevant characteristic of the loan which is the fixed rate.

Comment 3. Please explain why Investment No. 2000072 has a value price that is above par in spite of a 2051 maturity date and a 0% interest rate. As appropriate, please also explain how valuation inputs, such as interest rate, were considered.

Response: The Registrant notes that this loan was made under a Habitat for Humanity loan program which has a zero interest rate. Valuation inputs used to value the loan included borrower payment history, FICO score, the underlying asset value and unpaid principal balance. After review of the loan and its specific characteristics, we believe that the fair value of this particular loan should be revisited. Revaluation of loan resulted in a change in the fair value that was immaterial to the financial statements of the Fund taken as a whole. The new valuation is currently reflected in the Fund's daily pricing.

Comment 4. Under Assets and Liabilities, please confirm that if there were open payables to the Trustees at statement date they were recorded pursuant to Article 6-04(12) of Reg. S-X.

Response: The Registrant confirms there were no open payables to the Trustees at statement date and that in the future if there are open payables to the Trustees they will be recorded and presented in conformity with Article 6-04(12) of Reg. S-X.

Comment 5. In the Notes to Financial Statements Note No. 2, please include an additional summary giving the weighted average discount used to value securities.

Response: The Registrant undertakes to include an additional summary giving the weighted average discount rate used to value securities in future filings.

Comment 6. In Note No. 2, please confirm that the method used to amortize or accrete premiums and discounts is the effective interest rate method consistent with ASC 325-40 "accounting for a transferor's interests in securitized transactions accounted for as sales (see Topic 860 ) and purchased beneficial interests." Furthermore, please provide a description in the notes regarding this effective interest rate method.

Response: The Registrant confirms it uses the effective interest rate method and will include a description in the notes in future filings.

Comment 7. With respect to the credit facility, please provide the average interest rate paid during the fiscal year consistent with Article 6-07(3) Reg. S-X and ASC 946-225.

Response: The Registrant undertakes to include the average interest rate paid in future filings.

Comment 8. With respect to investment in restricted securities, please provide disclosures that are consistent with Article 12-12(note 8) of Reg. S-X. Please assure that all relevant statistics are reported including those in the following list:

(a) As to each such issue:

(1) Acquisition date;

(2) carrying value per unit of investment at date of related balance sheet, e.g., a percentage of current market value of unrestricted securities of the same issuer, etc.; and

(3) the cost of such securities;

(b) as to each issue acquired during the year preceding the date of the related balance sheet, the carrying value per unit of investment of unrestricted securities of the same issuer at:

(1) The day the purchase price was agreed to; and

(2) the day on which an enforceable right to acquire such securities was obtained; and

(c) the aggregate value of all restricted securities and the percentage which the aggregate value bears to net assets.

Response: The Registrant observes that the notes it purchases are not restricted securities in the usual sense or the sense intended to be addressed by Article 12-12(note 8) of Reg. S-X. Consequently, the Registrant believes that because of the nature of its investments it could not reasonably report all of the data contemplated under items (a), (b) and (c) above. However, the Registrant notes that a summary of cost and aggregate value percentage is presently reported.

Comment 9. In note 5 when describing the recapture provisions of the Expense Limitation Agreement, please include a reference to the fact that the recapture can take place only if the fund expenses are lower than both the lesser of the current expense cap and the expense cap in place at the time of the waiver. Also include this in the future Prospectuses.

Response: The Registrant undertakes to expand the recapture disclosures as described above in future filings.

Comment 10. Please explain why you did not include a reference to a $600,000 insurance recovery under the subsequent event note.

Response: The Registrant notes that the recovery was made subsequent to the financial statements as of September 30, 2016, and was determined not to be material in relation to the financial statements taken as a whole.

Comment 11. With respect to offering expenses, please explain why there does not appear to be a line added in the statement of operations and in the notes describing the offering expenses and the accounting treatment accorded to them.

Response: The Registrant notes that offering expenses are taken into expenses during the 12 months following their incurrence. The Registrant notes this expense was captured in the line item entitled "registration and filing fees" in the Statement of Operations. The Registrant undertakes to include in the notes a description of the offering expenses and the accounting treatment accorded to them in future filings.

If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Sincerely,

/s/ Parker D. Bridgeport